UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road,

Bengaluru - 560 100, Karnataka, India.

+91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE
INDEX TO EXHIBITS
SIGNATURES
EXHIBIT 99.1

EXPLANATORY NOTE

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Post Buyback Public Announcement

On December 23, 2017, the Company published an announcement dated December 22, 2017 in certain Indian newspapers concerning the results and certain other details of the Company’s buyback of its equity shares (the “Post Buyback Public Announcement”). Additionally, the Company notified the stock exchanges on which its securities trade (the “Stock Exchanges”) that the Company published the Post Buyback Public Announcement and provided a copy of the Post Buyback Public Announcement to the Stock Exchanges. The Post Buyback Public Announcement is attached hereto as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Post Buyback Public Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: December 26, 2017	Inderpreet Sawhney
General Counsel and Chief Compliance Officer